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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
     RULE 13d-1(a) AND  AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 1)*

                              OPTIO SOFTWARE, INC.
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                                (Name of Issuer)


                      Common Stock, no par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  68389J 10 6
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                                 (CUSIP Number)

                             Neil H. Dickson, Esq.
                             Lord, Bissell & Brook
                           The Proscenium, Suite 1900
                           1170 Peachtree Street, NE
                             Atlanta, Georgia 30309
                                 (404) 870-4600
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                               December 30, 2002
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            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. / /

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE
       NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID
                              OMB CONTROL NUMBER.


SEC 1746 (11-02)
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CUSIP NO. 68389J 10 6
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1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

    C. WAYNE CAPE

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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
    (a) [X]
    (b) [ ]
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3   SEC USE ONLY


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4   SOURCE OF FUNDS (See Instructions)

    N/A
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5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

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6   CITIZENSHIP OR PLACE OF ORGANIZATION

    U.S. CITIZEN
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                7   SOLE VOTING POWER
  NUMBER OF
                                           10,010,650(1)(2)
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                                           0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                                           6,941,520(1)
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                                           0
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     10,010,650(1)(2)
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     45.2%
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14   TYPE OF REPORTING PERSON (See Instructions)

     IN
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(1)  Includes 3,000,000 shares subject to stock options exercisable within 60 days.

(2) Includes 3,069,130 shares owned by Diane Cape, over which Mr. Cape has sole voting power pursuant to a Voting Agreement between the parties dated as of January 8, 2002, which was filed as an exhibit to the Schedule 13D. Mr. Cape disclaims such beneficial ownership of the shares held by Ms. Cape except to the extent of his indirect beneficial interest as the holder of voting power over such securities.

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This Amendment No. 1 amends the Statement on Schedule 13D (the "Schedule 13D")
filed with the Securities and Exchange Commission on March 12, 2002 by C. Wayne Cape (the "Reporting Person"). This amendment relates to shares of Common Stock, no par value per share (the "Common Stock") of Optio Software, Inc., a Georgia corporation ("Issuer"). The principal executive offices of the Issuer are located at 3015 Windward Plaza, Windward Fairways II, Alpharetta, Georgia 30005. The following amendments are hereby made. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Not applicable.

ITEM 4.  PURPOSE OF TRANSACTION.

         Item 4 is hereby amended and restated in its entirety to read as follows.

         Mr. Cape, along with Diane Cape, Charles R. Carey, Carole E. Carey, Ronald G. Diener and F. Barron Hughes, (together, the "Shareholders") together have the right to vote 10,475,220 issued shares of the Common Stock of the Issuer (not including shares which may be acquired upon exercise of stock options), which represents 54.8% of the Common Stock of the Issuer based on 19,127,498 shares deemed outstanding as of December 2, 2002, as disclosed in a definitive proxy statement of the Issuer dated December 3, 2002. Mr. Cape, who has the right to vote a total of 7,010,650 issued shares, is a founder of the Issuer, its former chief executive officer and its largest shareholder, and has owned his shares for more than twenty years. Mr. Cape also has the right to exercise stock options for 3,000,000 shares within 60 days of the date hereof. At this time, Mr. Cape does not intend to exercise his stock options, although he reserves his right to do so. The Shareholders have agreed to act in concert to increase the size of the board of directors of the Issuer to nine persons and to elect four new directors. The Shareholders intend to have the newly-composed board consider changes in the management organization of the Issuer, including appointing Mr. Cape as chief executive officer on an interim or permanent basis. The Shareholders also intend to propose that the Articles of Incorporation of the Issuer be amended to restrict the issuance of capital stock without shareholder approval. The Shareholders jointly have filed a Schedule 13D on the date hereof to disclose their plans.

         The Shareholders are considering alternatives to accomplish their objectives, and Mr. Cape has requested to meet with the three non-employee directors of the Issuer to discuss the Shareholders' objectives.

         Except as set forth above, Mr. Cape does not have any plans or proposals which relate to or would result in:

         (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer (subject to the possible exercise by Mr. Cape of the stock options referred to above);

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

         (d) Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

         (e) Any material change in the present capitalization or dividend policy of the Issuer;

         (f) Any other material change in the Issuer's business or corporate structure;

         (g) Changes in the Issuer's charter, by-laws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (j)      Any action similar to any of those enumerated above.

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ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is hereby amended and restated in its entirety to read as follows.

         In the calculations of the percentage beneficial ownership of the Common Stock of the Issuer below, the outstanding Common Stock of the Issuer is based on 19,127,498 shares deemed outstanding as of December 2, 2002, as disclosed in a definitive proxy statement of the Issuer dated December 3, 2002, except that shares which may be acquired upon exercise of stock options held by Mr. Cape are to be outstanding for the purpose of computing the percentage ownership of Mr. Cape (and are included in the numerator and added to the denominator).

         (a) As of the date of this Statement, Mr. Cape beneficially owns 10,010,650 shares of the Common Stock of the Issuer, which includes 3,000,000 shares issuable upon the exercise of stock options that are exercisable within 60 days of the date hereof, and 3,069,130 shares owned by Diane Cape, over which Mr. Cape has sole voting power pursuant to a Voting Agreement between the parties dated as of January 8, 2002, which was filed as an exhibit to the
Schedule 13D. Mr. Cape beneficially owns 45.2% of the Common Stock of the Issuer, which includes 3,000,000 shares issuable upon exercise of the options owned by Mr. Cape. Mr. Cape disclaims such beneficial ownership of the securities held by Ms. Cape except to the extent of his indirect beneficial interest as the holder of the voting power over such securities.

         (b) As of the date of this Statement, Mr. Cape has sole power to vote or direct the vote of 10,010,650 shares, of which 3,000,000 shares are issuable upon the exercise of stock options that are exercisable within 60 days of the date hereof. Mr. Cape has sole power to dispose or direct the disposition of 6,941,520 shares, of which 3,000,000 shares are issuable upon the exercise of stock options that are exercisable within 60 days of the date hereof.

         (c) During the last sixty (60) days, there were not any transactions involving the Common Stock effected by Mr. Cape.

         (d) Other than Ms. Cape's right to receive the dividends on the 3,069,130 shares of Common Stock owned by her, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, any of the securities listed in Item 5(a).

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 is hereby amended and restated in its entirety as follows.

         Other than the oral agreement among the Shareholders to act in concert to effect certain changes as referred to in Item 4 above and Mr. Cape's voting agreement with Ms. Cape referred to in Item 5(a) above, Mr. Cape does not have any contracts, arrangements, understandings or relationships with any person with respect to the Common Stock of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Item 6 is hereby amended and restated in its entirety as follows.

         None.

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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: January 6, 2003                          C. WAYNE CAPE

                                                /s/ C. WAYNE CAPE
                                                --------------------------
                                                C. Wayne Cape